SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2017

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ...... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR FEB TRAFFIC GROWS 10% TO 8.2M CUSTOMERS
FULL YEAR TRAFFIC TO HIT 120M - UP 13% ON FY16
LOAD FACTOR UP 2% TO 95% ON LOWER FARES

Ryanair, Europe's favourite airline, today (3 Mar) released February traffic statistics as follows:
● Traffic grew 10% to 8.2m customers.
● Load factor rose 2% points to 95%
● Rolling annual traffic to Feb grew 14% to 119.1m customers.
	Feb 16	Feb 17	Change
Customers	7.4M	8.2M	+10%
Load Factor	93%	95%	+2%
Ryanair's Kenny Jacobs said:
"Our February traffic grew by 10% to 8.2m customers, while our load factor jumped 2% points to 95%, on the back of lower fares and the continuing success of our "Always Getting Better" customer experience programme.
Ryanair's lower fares and AGB services are leading to slightly higher than expected load factors in Q4 and accordingly we now expect full year traffic to just about hit 120m, up almost 13% over the 106.4m customers we carried in FY16."

ENDS
For further information
please contact:

Robin Kiely	Piaras Kelly
Ryanair DAC	Edelman Ireland
Tel: +353-1-9451949	Tel: +353-1-6789333
press@ryanair.com	ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 03 March, 2017

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary